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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13E-4

                               (AMENDMENT NO. 1)

                               ------------------

                         ISSUER TENDER OFFER STATEMENT

                      (Pursuant to Section 13(e)(1) of the
                        Securities Exchange Act of 1934)

                         ------------------------------

                             THOR INDUSTRIES, INC.

                  (Name of Issuer and Person Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE

                         (Title of Class of Securities)

                                  885160 10 1

                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              WADE F. B. THOMPSON
                CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              419 WEST PIKE STREET
                           JACKSON CENTER, OHIO 45334
                                 (513) 596-6849

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

                         ------------------------------

                                    COPY TO:

                               ALAN SIEGEL, ESQ.
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                                399 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 872-1000

                                OCTOBER 17, 1996

     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                           CALCULATION OF FILING FEE

     TRANSACTION        AMOUNT OF FILING
    VALUATION(1)               FEE
---------------------  -------------------
13,0$00,000.......          $  2,600*

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid:  N/A                Filing Party:  N/A

         Form or Registration No.:  N/A               Date Filed:   N/A

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*   Previously paid.

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(1) Estimated solely for purposes of calculating the filing fee and computed pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This amount assumes the acquisition by Thor Industries, Inc. of 500,000 shares of its common stock at the maximum tender offer price of $26 per share.
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ITEM 1. SECURITY AND ISSUER.

    (a) The name of the Issuer is Thor Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 419 West Pike Street, Jackson Center, Ohio 45334.

    (b) This Amendment No. 1 to Schedule 13E-4 amends the Schedule 13E-4 dated October 17, 1996 (the "Original Schedule") relating to the offer by the Company to purchase up to 500,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of its Common Stock, par value $0.10 per share (the "Shares" or the "Common Stock"), at prices not greater than $26 nor less than $24 per Share, net to the seller in cash (the "Purchase Price"), to be selected by the Company, taking into account the number of Shares so tendered and the prices specified by stockholders tendering Shares. The Company will select the lowest Purchase Price that will allow the Company to buy up to 500,000 Shares (or such lesser number as are properly tendered and not withdrawn) at a price not greater than $26 nor less than $24, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1996 (the "Offer to Purchase") (filed as Exhibit (a)(1) to the Original Schedule), as supplemented by a Supplement to the Offer to Purchase dated November 14, 1996, which is attached as Exhibit (a)(11) hereto (the "Supplement"), and in the related Letter of Transmittal (filed as Exhibit (a)(2) to the Original Schedule) (which together constitute the "Offer"). The Offer is being made to all holders of Shares, including officers, directors and affiliates of the Company. The information set forth in "Introduction," "Section
1. Number of Shares; Proration," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer," "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" and "Section 15. Extension of the Offer; Termination; Amendments" of the Offer to Purchase, and all of the information set forth in the Supplement, is incorporated herein by reference.

    (c) The Shares are listed and traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "THO." The information set forth in "Introduction" and "Section 7. Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

    (d) This statement is being filed by the Issuer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS
  OF THE ISSUER OR AFFILIATE.

    (a)--(j) The information set forth in "Introduction," "Section 8. Purpose of the Offer," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer," "Section 11. Certain Information Concerning the Company," and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, and the information set forth in "Recent Developments" of the Supplement, is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, and the information set forth in "Recent Developments" of the Supplement, is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the "Introduction," "Section 8. Purpose of the Offer," "Section 10. Shares Outstanding and Significant Stockholders; Certain Effects of the Offer" and "Section 12. Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, and the information set forth in "Recent Developments" of the Supplement, is incorporated herein by reference.

                                       1
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ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.                                              DESCRIPTION
-------------  ------------------------------------------------------------------------------------------------

(a) (1)        Offer to Purchase dated October 17, 1996.*

(a) (2)        Letter of Transmittal.*

(a) (3)        Notice of Guaranteed Delivery.*

(a) (4)        Form of letter to brokers, dealers, commercial banks, trust companies and other nominees dated
               October 17, 1996.*

(a) (5)        Form of letter to clients who are common stockholders for use by brokers, dealers, commercial banks, trust companies and other nominees dated October 17, 1996.*

(a) (6)        Form of letter to stockholders from the Chairman and Chief Executive Officer of the Company dated October 17, 1996.*

(a) (8)        Form of Summary Advertisement dated October 17, 1996.*

(a) (9)        Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(10)        Form of Press Release dated October 17, 1996.*

(a)(11)        Supplement to the Offer to Purchase dated November 14, 1996.

(a)(12)        Form of Press Release dated November 15, 1996.

(b) (1)        Amended and Restated Revolving Credit Agreement by and among Thor Industries, Inc. (including certain of its subsidiaries as guarantors), Bank One, Sidney, NA and Harris Trust and Savings
               Bank, as banks, and Bank One, Sidney, NA, as agent, dated as of December 4, 1992 (the "Credit
               Agreement").*

(b) (2)        First Amendment to the Credit Agreement dated January 1992.*

(b) (3)        Second Amendment to the Credit Agreement dated November 23, 1993.*

(b) (4)        Third Amendment to the Credit Agreement dated November 24, 1994.*

(b) (5)        Assignment and Acceptance dated August 25, 1995 between Bank One, Sidney, NA and Bank One,
               Columbus, NA and agreed to and accepted by Thor Industries, Inc. and Harris Trust and Savings
               Bank.*

(b) (6)        Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Harris Trust and Savings Bank dated August 31, 1995.*

(b) (7)        Specimen of Note in the amount of $12,500,000 of Thor Industries, Inc. payable to Bank One,
               Columbus, NA dated August 31, 1995.*

(b) (8)        Fourth Amendment to the Credit Agreement dated August 31, 1995.*

(b) (9)        Fifth Amendment to the Credit Agreement dated November 30, 1995.*

(b) (10)       Sixth Amendment to the Credit Agreement dated October 17, 1996.*

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

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*   Previously filed.

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                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          November 18, 1996
                                          THOR INDUSTRIES, INC.

                                          By: ______/s/ Wade F.B. Thompson______
                                             Name: Wade F.B. Thompson
                                             Title: Chairman, President and
                                                    Chief Executive Officer

                                       3
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                                 EXHIBIT INDEX

EXHIBIT NO.                                                  DESCRIPTION
-----------------  -----------------------------------------------------------------------------------------------

     (a)(11)       Supplement to the Offer to Purchase dated November 14, 1996.

     (a)(12)       Form of Press Release dated November 15, 1996.